UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

North State Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

662585 10 8 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 662585 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fred J. Smith, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 364,292 6. Shared Voting Power 7,986 7. Sole Dispositive Power 364,292 8. Shared Dispositive Power 7,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,278

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.09%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 662585 10 8

Item 1(a)	Name of Issuer

North State Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices

6200 Falls of Neuse Road, Raleigh, North Carolina 27609

Item 2(a)	Name of Person Filing

Fred J. Smith, Jr.

Item 2(b)	Address of Principal Business Office, or if none, Residence

400 Riverwood Drive, Clayton, North Carolina 27520

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

662585 10 8

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

At December 31, 2003, Mr. Smith beneficially owned an aggregate of 372,278 shares of the Issuer’s common stock which includes: 283,915 shares held of record by Mr. Smith; options to purchase 6,578 shares of the Issuer’s common stock that were exercisable by Mr. Smith within 60 days of December 31, 2003; 73,799 shares held of record by Mr. Smith’s company; and 7,986 shares held of record by Mr. Smith’s wife and dependent child.

CUSIP No. 662585 10 8

(b)	Percent of class:

18.09%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 364,292
(ii)	Shared power to vote or to direct the vote: 7,986
(iii)	Sole power to dispose or to direct the disposition of: 364,292
(iv)	Shared power to dispose or to direct the disposition of: 7,986

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 662585 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Date

/s/ Fred J. Smith, Jr. Signature Fred J. Smith, Jr. Name/Title